Exhibit 99.1

IPERIONX LIMITED
ACN 618 935 372

NOTICE OF GENERAL MEETING

The General Meeting of the Company will be held at
Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000
on Tuesday, 26 March 2024 at 9:00am (AWST).

If the above arrangements with respect to the Meeting change, Shareholders will be updated via the ASX Market Announcements Platform.
This Notice should be read in its entirety. If Shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting.
Should you wish to discuss any matter please do not hesitate to contact the Company by telephone on +61 8 9322 6322

IPERIONX LIMITED
ACN 618 935 372

NOTICE OF GENERAL MEETING

Notice is hereby given that the general meeting of Shareholders of IperionX Limited (Company) will be held at the Conference Room, Ground Floor, 28 The Esplanade, Perth WA 6000 on Tuesday, 26 March 2024 at 9:00am (AWST) (Meeting).

If it becomes necessary or appropriate to make alternative arrangements to those detailed in this Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

The Explanatory Memorandum provides additional information on matters to be considered at the Meeting. The Explanatory Memorandum and the Proxy Form form part of this Notice.

The Directors have determined pursuant to regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the Meeting are those who are registered as Shareholders on Sunday, 24 March 2024 at 5:00pm (AWST).

The Company advises that a poll will be conducted for the Resolutions.

Terms and abbreviations used in this Notice (including the Explanatory Memorandum) are defined in Schedule 1.

AGENDA

1	Resolution 1 – Ratify the Issue of Shares under the Placement

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, Shareholders ratify and approve the prior issue by the Company of 21,000,000 Shares under Listing Rule 7.1 (at an issue price of A$1.25 per Share) pursuant to the Placement on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of persons who participated in the issue of Shares pursuant to the Placement or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

2	Resolution 2 – Issue of RSUs to Mr Todd Hannigan

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Chapter 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes, Shareholders approve the issue of up to 478,000 RSUs to Mr Todd Hannigan (and/or his nominee(s)) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Todd Hannigan (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of RSUs (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Mr Todd Hannigan or his nominee(s) or any of his, or their, associates. However, subject to the voting exclusion above and the further voting prohibition below, this does not prevent the casting of a vote if:

(a)	it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on this Resolution; and

(b)	it is not cast on behalf of Mr Todd Hannigan or his nominee(s) or any of his, or their, associates.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such a member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chair and the written appointment of the Chair as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

3	Resolution 3 – Issue of RSUs to Mr Anastasios Arima

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Chapter 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes, Shareholders approve the issue of up to 956,000 RSUs to Mr Anastasios Arima (and/or his nominee(s)) on the terms and conditions in the Explanatory Memorandum."

Voting Exclusion

The Company will disregard any votes cast in favour of this Resolution by or on behalf of Mr Anastasios Arima (and/or his nominee(s)) and any other person who will obtain a material benefit as a result of the proposed issue of RSUs (except a benefit solely by reason of being a holder of ordinary securities in the Company) or an associate of that person (or those persons).

However, this does not apply to a vote cast in favour of this Resolution by:

(a)	a person as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with directions given to the proxy or attorney to vote on this Resolution that way; or

(b)	the Chair as proxy or attorney for a person who is entitled to vote on this Resolution, in accordance with a direction given to the Chair to vote on this Resolution as the Chair decides; or

(c)	a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:

(i)	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on this Resolution; and

(ii)	the holder votes on this Resolution in accordance with directions given by the beneficiary to the holder to vote in that way.

Voting Prohibition

In accordance with section 224 of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by or on behalf of Mr Anastasios Arima or his nominee(s) or any of his, or their, associates. However, subject to the voting exclusion above and the further voting prohibition below, this does not prevent the casting of a vote if:

(a)	it is cast by a person as a proxy appointed by writing that specifies how the proxy is to vote on this Resolution; and

(b)	it is not cast on behalf of Mr Anastasios Arima or his nominee(s) or any of his, or their, associates.

Further, in accordance with section 250BD of the Corporations Act, a vote on this Resolution must not be cast (in any capacity) by a person appointed as a proxy, where that person is either a member of the Key Management Personnel or a Closely Related Party of such a member.

However, a vote may be cast by such person if the vote is not cast on behalf of a person who is otherwise excluded from voting on this Resolution, and:

(a)	the person is appointed as a proxy by writing that specifies the way the proxy is to vote on the Resolution; or

(b)
the person appointed as proxy is the Chair and the written appointment of the Chair as proxy does not specify the way the proxy is to vote on this Resolution, but expressly authorises the Chair to exercise the proxy even if this Resolution is connected directly or indirectly with the remuneration of a member of the Key Management Personnel.

BY ORDER OF THE BOARD
Mr Gregory Swan
Company Secretary

Dated: 7 February 2024

IPERIONX LIMITED
ACN 618 935 372

EXPLANATORY MEMORANDUM

1	Introduction

This Explanatory Memorandum has been prepared for the information of Shareholders in connection with the business to be conducted at the Meeting.

This Explanatory Memorandum should be read in conjunction with and forms part of the Notice. The purpose of this Explanatory Memorandum is to provide information to Shareholders in deciding whether or not to pass the Resolution.

This Explanatory Memorandum includes the following information to assist Shareholders in deciding how to vote on the Resolution:

Section 1	Introduction
Section 2	Action to be taken by Shareholders
Section 3	Resolution 1 – Ratify the Issue of Shares under the Placement
Section 4	Resolutions 2 and 3 – Issue of RSUs to Directors
Schedule 1	Definitions
Schedule 2	Terms and Conditions of the RSUs

A Proxy Form is located at the end of this Explanatory Memorandum.

2	Action to be taken by Shareholders

Shareholders should read the Notice including this Explanatory Memorandum carefully before deciding how to vote on the Resolutions.

The Company advises that a poll will be conducted for the Resolution.

2.1	Proxies

A Proxy Form is attached to the Notice.  This is to be used by Shareholders if they wish to appoint a representative (a 'proxy') to vote in their place.  All Shareholders are invited and encouraged to attend the Meeting or, if they are unable to attend in person, sign and return the Proxy Form to the Company in accordance with the instructions thereon. Returning the Proxy Form will not preclude a Shareholder from attending and voting at the Meeting in person.

Please note that:

(a)	a member of the Company entitled to attend and vote at the Meeting is entitled to appoint a proxy;

(b)	a proxy need not be a member of the Company; and

(c)
a member of the Company entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise. Where the proportion or number is not specified, each proxy may exercise half of the votes.

Proxy Forms must be received by the Company no later than 9:00am (AWST) on Sunday, 24 March 2024, being at least 48 hours before the Meeting.

The Proxy Form provides further details on appointing proxies and lodging Proxy Forms.

2.2	Attendance at Meeting

To vote in person, Shareholders are able to attend the Meeting at the time, date and place set out above.  Based on the best information available to the Board at the time of the Notice, the Board considers it will be in a position to hold an 'in-person' meeting to provide Shareholders with a reasonable opportunity to participate in and vote at the Meeting. If it becomes necessary or appropriate to make alternative arrangements to those detailed in the Notice, Shareholders will be updated via the ASX announcements platform and on the Company’s website at www.iperionx.com.

3	Resolution 1 – Ratify the Issue of Shares under the Placement

3.1	Background to Placement

On 1 November 2023, the Company announced that it had received firm commitments for a placement of 21,000,000 Shares each at an issue price of A$1.25 per Share to be issued to existing institutional investors (Placement Participants) to raise approximately A$26.3 million (before costs) (Placement). On 6 November 2023, the Company issued the 21,000,000 Shares under the Placement pursuant to the Company's existing Listing Rule 7.1 placement capacity.

The Placement was led by existing Shareholders, B Riley Principal Investments, Fidelity International, Inherent Group, and one of the world's largest asset managers. The proceeds of the Placement will be used to accelerate the scale-up of the Company's patented titanium technologies, progress feasibility studies at the Titan Critical Minerals Project and for general corporate purposes.

Refer to the Company's ASX announcement on 1 November 2023 for further details of the Placement.

3.2	General

Resolution 1 seeks Shareholder ratification and approval of the issue of the 21,000,000 Shares issued pursuant to the Company's placement capacity under Listing Rule 7.1 to the Placement Participants to raise approximately A$26.3 million (before costs) under the Placement.

Refer to Section 3.1 for details of the Placement.

Resolution 1 is an ordinary resolution.

The Chair intends to exercise all available proxies in favour of Resolution 1.

3.3	Listing Rule 7.1

Subject to a number of exceptions, Listing Rule 7.1 limits the amount of Equity Securities that a listed company can issue without the approval of its shareholders over any 12 month period to 15% of the fully paid ordinary securities it had on issue at the start of that period (15% Placement Capacity).

The issue of the 21,000,000 Shares did not fit within any of the exceptions to Listing Rule 7.1 and, as it has not yet been approved by Shareholders, it effectively uses up part of the Company's 15% Placement Capacity under Listing Rule 7.1, thereby reducing the Company’s capacity to issue further Equity Securities without Shareholder approval under Listing Rule 7.1 for the 12 month period following the issue of the Shares under the Placement.

Listing Rule 7.4 provides that if the Company in general meeting ratifies the previous issue of Equity Securities pursuant to Listing Rule 7.1 (and provided that the previous issue did not breach Listing Rule 7.1) those Equity Securities will be deemed to have been made with Shareholder approval for the purposes of Listing Rule 7.1.

If Resolution 1 is passed, the 21,000,000 Shares will be excluded in calculating the Company's 15% Placement Capacity in Listing Rule 7.1, effectively increasing the number of Equity Securities it can issue without the requirement to obtain prior Shareholder approval.

If Resolution 1 is not passed, the 21,000,000 Shares will be included in the Company's 15% Placement Capacity under Listing Rule 7.1, effectively decreasing the number of Equity Securities it can issue without Shareholder approval over the 12 month period following the date of issue of the Shares under the Placement.

3.4	Specific information required by Listing Rule 7.5

The following information in relation to Resolution 1 is provided to Shareholders for the purposes of Listing Rule 7.5:

(a)
The Shares were issued to existing institutional investors of the Company. No investor under the Placement was a related party of the Company, a member of the Key Management Personnel, a substantial shareholder of the Company or an adviser of the Company or an associate of any of those persons, other than FIL Limited, FMR LLC, and B. Riley Financial, Inc. who are existing substantial Shareholders of the Company.

(b)	21,000,000 Shares were issued pursuant to Listing Rule 7.1, ratification of which is sought pursuant to Resolution 1.

(c)	The Shares are fully paid ordinary shares in the capital of the Company and rank equally in all respects with the Company’s existing Shares on issue.

(d)	The Shares were issued on 6 November 2023.

(e)	The Shares were issued at an issue price of A$1.25 per Share to raise approximately A$26.3 million (before costs).

(f)	Funds raised from the issue of the Shares under the Placement are intended to be used as detailed in Section 3.1.

(g)	The Shares were issued pursuant to placement confirmation letters pursuant to which the Placement Participants received Shares at an issue price of A$1.25 per Share.

(h)
Bell Potter Securities Limited acted as lead manager to the Placement pursuant to an engagement letter on standard terms and conditions for a capital raising engagement letter. Bell Potter Securities Limited received a cash fee of approximately A$525,000.

(i)	A voting exclusion statement is included in the Notice for Resolution 1.

3.5	Board recommendation

The Board recommends that Shareholders vote in favour of Resolution 1.

4	Resolutions 2 and 3 – Issue of RSUs to Directors

4.1	General

Resolutions 2 and 3 seek Shareholder approval pursuant to and in accordance with Listing Rule 10.11, Chapter 2E of the Corporations Act (including section 208 of the Corporations Act) and Part 2D.2 of the Corporations Act (including sections 200B and 200E of the Corporations Act) and for all other purposes to issue (in aggregate) up to 1,434,000 RSUs to Messrs Hannigan and Arima (and/or their respective nominee(s)).

The Company is proposing to issue:

(a)	up to 478,000 RSUs to Mr Todd Hannigan (and/or his nominee(s)) (Resolution 2); and

(b)	up to 956,000 RSUs to Mr Anastasios Arima (and/or his nominee(s)) (Resolution 3).

Remuneration Framework and Alignment

Over the last 18 months, the Nomination and Remuneration Committee has undertaken significant efforts to align remuneration structure with stakeholder expectations and market standards. This involved engagement with Shareholders to refine our executive compensation framework.

The Nomination and Remuneration Committee engaged Compensation Advisory Partners (CAP), a U.S. based remuneration consulting firm, to undertake a comprehensive assessment of company executive remuneration, to benchmark the remuneration framework against comparable U.S. based companies and propose on potential remuneration frameworks. This initiative underscores our commitment to transparency, competitive compensation and to ensure the long-term success of the Company.

The Company is U.S. based titanium metal technology business with a highly valuable and award-winning patent portfolio. Importantly, while dual listed on the ASX (primary) and Nasdaq (secondary), most Company executives and employees, and all key assets, are based in the United States.

The Company’s strategy is to commercialise our portfolio of advanced titanium metal technologies, accelerate the growth of the company and deliver long-term Shareholder value. The proposed remuneration framework is designed to attract and retain talented executives and recognises the competitive dynamics of the U.S. market.

Remuneration Benchmarking Review

The Company’s Nomination and Remuneration Committee engaged independent remuneration consultants, CAP, to ensure that the remuneration structure, policy and strategy for the Company's executive team and employees were:

(a)	based on a U.S. market standard framework, and

(b)	aligned with shareholder expectations.

CAP benchmarked fixed, variable and total remuneration against appropriate U.S. based market comparator groups. The CAP benchmarking analysis revealed that the Company’s executive compensation was positioned at the 25th percentile, prompting a phased adjustment to fixed, variable and total remuneration over 2023/2024 to lift this to the 50th percentile. This phased adjustment aims to balance compensation cash expense, mitigate executive retention risks in a competitive U.S. market and align equity-linked remuneration with long-term performance.

Fixed remuneration

In 2023 and 2024, the Nomination and Remuneration Committee adjusted the fixed remuneration of the Company's executives, including the Executive Chairman and CEO, to lift base salary levels from the 25th percentile to the 50th percentile against the benchmarked peer comparator groups.

Short-term incentives (STI)

The Company’s STI framework is designed to reward short term and measurable achievements, with targets set annually by the Nomination and Remuneration Committee.

Long-term incentives (LTI)

The Company's 2024 LTI framework introduces service-based RSUs that vest over a three-year period, aligning executive remuneration with sustained Company performance and long-term Shareholder value. This approach is aligned to best practices for U.S. based companies and enhances the Company's ability to attract and retain high-calibre executives.

The RSUs vest and convert into an equivalent number of Shares as follows:

(a)	one-third after continuous service until 31 December 2024;

(b)	one-third after continuous service until 31 December 2025; and

(c)	one-third after continuous service until 31 December 2026.

For Executive Chairman, Mr Todd Hannigan, the proposed number of RSUs is based on 200% of his fixed remuneration divided by the VWAP of the Company’s ADRs on Nasdaq over the month of January 2024 (adjusted to reflect the 10:1 ratio of the Company’s ADRs to Shares), being US$1.0463, which equates to 478,000 ADR’s that will vest equally over a three-year period.  Mr Hannigan was eligible for a cash-based STI for 2023, however, he elected to take his 2023 STI in the proposed issue of up to 478,000 RSUs instead.

For CEO and Managing Director, Mr Anastasios Arima, the proposed number of RSUs is based on 250% of fixed remuneration divided by the VWAP of the Company’s ADRs on Nasdaq over the month of January 2024 (adjusted to reflect the 10:1 ratio of the Company’s ADRs to Shares), being US$1.0463, which equates to 956,000 ADR’s that will vest equally over a three-year period.  The proposed issue of up to 956,000 RSUs is in-line with U.S. based peer group comparators and aligned with linking sustained Company performance, retention and long-term Shareholder value.

The terms and conditions of the RSUs are detailed in Schedule 2.

Resolutions 2 and 3 are ordinary resolutions.

The Chair intends to exercise all available proxies in favour of Resolutions 2 and 3.

4.2	Chapter 2E of the Corporations Act

Chapter 2E of the Corporations Act requires that for a public company, or an entity that the public company controls, to give a financial benefit to a related party of the public company, the public company or entity must:

(a)	obtain the approval of its shareholders in the manner set out in sections 217 to 227 of the Corporations Act; and

(b)	give the benefit within 15 months of such approval,

unless the giving of the financial benefit falls within an exception set out in sections 210 to 216 of the Corporations Act.

Messrs Hannigan and Arima are Directors and therefore are related parties of the Company for the purposes of section 208 of the Corporations Act.

The Board has determined to seek Shareholder approval pursuant to section 208 of the Corporations Act for Resolutions 2 and 3.

4.3	Section 200B of the Corporations Act

In accordance with section 200B of the Corporations Act, a company may only give a person a benefit in connection with their retirement from a managerial or executive office, or position of employment, in the Company or a related body corporate if:

(a)	it is approved by shareholders under section 200E of the Corporations Act; or

(b)
an exemption applies (for example, where the benefit together with other benefits does not exceed the payment limits set out in the Corporations Act, including where the aggregate benefits do not exceed one year’s average base salary).

Section 200B of the Corporations Act applies where the benefit is given to, among other persons, a person whose details were included in the Director's Report for the previous financial year. Messrs Hannigan and Arima's details were included in the FY2023 Director's Report.

A benefit includes (among other things) automatic, or accelerated, vesting of share-based payments for a person, on, or as a result of, retirement from their position in the company.

The terms of the RSUs provide that if a Qualifying Termination occurs, and subject to Shareholder approval, the RSUs that would have vested within one year after the Qualifying Termination, shall vest upon termination of Mr Hannigan or Mr Arima's employment (as applicable), being the date of the Qualifying Termination (together, the Potential Retirement Benefits). The Board has formed the view that, should this occur, the affected RSUs may constitute a benefit in connection with Messrs Hannigan or Arima's retirement from office under section 200B of the Corporations Act.

One of the benefits for which approval is sought under Resolutions 2 and 3 is the potential for Shares to be issued to Mr Hannigan or Mr Arima (and/or their respective nominee(s)) upon the conversion of the RSUs as a result of the automatic vesting of the RSUs upon the occurrence of a Qualifying Termination.

The Company is therefore seeking Shareholder approval under section 200B of the Corporations Act in connection with the potential vesting of the RSUs proposed to be granted to Mr Hannigan or Mr Arima pursuant to Resolutions 2 and 3.

4.4	Specific information required by section 200E of the Corporations Act

The following additional information in relation to Resolutions 2 and 3 is provided to Shareholders for the purposes of section 200E of the Corporations Act:

(a)
the amount or value of the benefit relating to the RSUs pursuant to Resolution 2 or 3 to be held by Messrs Hannigan or Arima (and/or their respective nominee(s)) which may arise in connection with their retirement from a managerial or executive office cannot presently be ascertained (please refer to Section 4.5(d) for an estimate of the current value of the RSUs (if they were on issue)). However, matters, events and circumstances that will, or are likely to affect the calculation of that amount or value include:

(i)	the number of RSUs held prior to ceasing employment;

(ii)	the outstanding conditions (if any) of vesting of the RSUs;

(iii)	the circumstances of, or reasons for, ceasing employment or engagement with the Company and whether it constitutes a Qualifying Termination;

(iv)	the length of service with the Company and performance over that period of time;

(v)	the market price of the Shares on ASX at the relevant time when the amount or value of the RSUs is determined;

(vi)	any changes in law; and

(vii)	the risk free rate of return in Australia and the estimated volatility of the Shares on ASX at the relevant time; and

(b)
the Company intends to calculate the value of the benefit relating to the RSUs at the relevant time based on the above factors. An appropriate valuation of the RSUs can be determined using the market price of the Shares at the date of the Notice.

4.5	Specific information required by section 219 of the Corporations Act

The following information in relation to Resolutions 2 and 3 is provided to Shareholders for the purposes of section 219 of the Corporations Act:

(a)	The financial benefits relating to the issue of the RSUs are being provided to:

(i)	Mr Todd Hannigan (and/or his nominee(s)), Executive Chairman under Resolution 2; and

(ii)	Mr Anastasios Arima (and/or his nominee(s)), CEO and Managing Director under Resolution 3.

(b)	The maximum number of RSUs to be granted to:

(i)	Mr Todd Hannigan (and/or his nominee(s)) is up to 478,000 RSUs pursuant to Resolution 2; and

(ii)	Mr Anastasios Arima (and/or his nominee(s)) is up to 956,000 RSUs pursuant to Resolution 3.

(c)
The RSUs are being issued to Messrs Hannigan and Arima as part of their Director compensation arrangements. The Company considers the issuance of RSUs to be a cost effective way to provide compensation benefits to Directors, and to align the Directors interests with the interest of Shareholders, which will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Messrs Hannigan and Arima. The RSUs will be granted to Messrs Hannigan and Arima (and/or their nominee(s)) on the terms and conditions in Schedule 2.

(d)
The RSUs have an estimated value of A$1.840 (based on the underlying Share price of A$1.840, being the closing price of a Share on ASX on 6 February 2024). As a result, the total value attributed to the RSUs to be issued to Mr Hannigan (and/or his nominees) would be approximately A$879,520 and the total value attributed to the RSUs to be issued to Mr Arima (and/or his nominees) would be approximately A$1,759,040.

(e)	The current remuneration package of:

(i)
Mr Todd Hannigan consists of fees of US$250,000 per annum and a discretionary performance bonus target of up to US$125,000 per annum upon the achievement of relevant KPIs. In addition, Mr Todd Hannigan has previously been granted 3,500,000 Performance Rights (that vest upon the Company achieving a 30-day VWAP of at least A$4.00 per Share and expiring 23 April 2026); and

(ii)
Mr Anastasios Arima consists of a salary of US$400,000 per annum and a discretionary performance bonus target of up to US$240,000 per annum upon the achievement of relevant KPIs. In addition, Mr Anastasios Arima has previously been granted 6,000,000 Performance Rights (2,000,000 Performance Rights that vest upon the Company achieving a 30-day VWAP of at least A$2.00 per Share, 2,000,000 Performance Rights that vest upon the Company achieving a 30-day VWAP of at least A$3.00 per Share, and 2,000,000 Performance Rights that vest upon the Company achieving a 30-day VWAP of at least A$4.00 per Share, expiring 23 April 2026).

(f)	As at the date of the Notice, Messrs Hannigan and Arima's interests in the securities of the Company are as follows:

Name	Shares	Performance Shares[1]	Options	Performance Options[1]	Performance Rights
Todd Hannigan	17,565,255	2,520,000	-	560,000	3,500,000
Anastasios Arima	4,461,446	5,040,000	625,000	1,000,000	6,000,000

Note:

1.
Performance Shares and Performance Options were issued to the vendors of Hyperion Metals (Australia) Pty Ltd (HMAPL) as part of the Company’s acquisition of HMAPL on 1 December 2020, following Shareholder approval on 30 November 2020. The Performance Shares and Performance Options are subject to satisfaction of the following performance criteria:

(a)
50% of the Performance Shares and Performance Options will convert into Shares upon completion of a positive prefeasibility study (prepared in accordance with the JORC Code and independently verified by a Competent Person) for heavy mineral sands mining and processing on any of the Titan Project area which demonstrates a net present value of at least A$200,000,000 before 17 September 2024 (Pre-Feasibility Study Milestone); and

(b)
50% of the Performance Shares and Performance Options will convert into Shares upon commencement of commercial production from the Titan Project area before September 17, 2025 (First Production Milestone).

(g)
If all the RSUs subject to Resolutions 2 and 3 are converted into Shares, a total of 1,434,000 Shares would be issued. This will increase the number of Shares on issue from 227,766,713 (being the total number of Shares on issue as at the date of the Notice) to 229,200,713 (assuming no further issues of Shares and no convertible securities vest or are exercised) with the effect that the shareholding of existing Shareholders would be diluted by an aggregate of 0.6%.

(h)	The historical quoted price information for Shares for the last twelve months from the date of the Notice is as follows:

Shares	Price	Date
Highest	A$1.885	30 January 2024
Lowest	A$0.6825	16 March 2023
Last	A$1.840	6 February 2024

(i)	Mr Todd Hannigan has an interest in Resolution 2 and therefore believes it inappropriate to make a recommendation.

(j)	Mr Anastasios Arima has an interest in Resolution 3 and therefore believes it inappropriate to make a recommendation.

(k)	A voting exclusion statement is included in the Notice for Resolutions 2 and 3.

(l)
Other than the information above and otherwise detailed in the Notice, the Company believes there is no there is no other information that would be reasonably required by Shareholders to pass Resolutions 2 and 3.

4.6	Listing Rule 10.11

Listing Rule 10.11 provides that unless one of the exceptions in Listing Rule 10.12 applies, a listed company must not issue or agree to issue Equity Securities to:

(a)	a Related Party;

(b)	a person who is, or was at any time in the six months before the issue or agreement, a substantial (30%+) holder in the company;

(c)
a person who is, or was at any time in the six months before the issue or agreement, a substantial (10%+) holder in the company and who has nominated a director to the board of the company pursuant to a relevant agreement which gives them a right or expectation to do so;

(d)	an associate of a person referred to in (a) to (c); or

(e)	a person whose relationship with the company or a person referred to in (a) to (d) is such that, in ASX’s opinion, the issue or agreement should be approved by its shareholders,

unless it obtains shareholder approval.

The issue of the RSUs to Messrs Hannigan and Arima (and/or their respective nominee(s)) falls within paragraph (a) above (being Listing Rule 10.11.1), as Messrs Hannigan and Arima are related parties to the Company, and does not fall within any of the exceptions in Listing Rule 10.12. It therefore requires the approval of Shareholders under Listing Rule 10.11.

Resolution 2 seeks the required Shareholder approval to issue up to 478,000 RSUs to Mr Todd Hannigan (and/or his nominee(s)) under and for the purposes of Listing Rule 10.11 (and for all other purposes).

Resolution 3  seeks the required Shareholder approval to issue up to 956,000 RSUs to Mr Anastasios Arima (and/or his nominee(s)) under and for the purposes of Listing Rule 10.11 (and for all other purposes).

If Resolution 2 or 3 is passed, the Company will be able to proceed with the issue of the relevant RSUs to the relevant Director (and/or his nominee(s)) and pursuant to Listing Rule 7.2 (exception 14), the issue of the relevant RSUs will be excluded from the calculation of the number of Equity Securities that the Company can issue without Shareholder approval under Listing Rule 7.1.

If Resolution 2 or 3 is not passed, the Company will not be able to proceed with the issue of the relevant RSUs to the relevant Director (and/or his nominee(s)), as part of their Director compensation arrangements and the Company will need to find alternative measures to compensate its Directors.

4.7	Specific information required by Listing Rule 10.13

The following information in relation to Resolutions 2 and 3 is provided to Shareholders for the purposes of Listing Rule 10.13:

(a)	The RSUs will be issued to:

(i)	Mr Todd Hannigan (and/or his nominee(s)), Executive Chairman under Resolution 2; and

(ii)	Mr Anastasios Arima (and/or his nominee(s)), CEO and Managing Director under Resolution 3.

(b)	Messrs Hannigan and Arima fall within Listing Rule 10.11.1 as they are related parties of the Company by virtue of being Directors.

(c)	The maximum number of RSUs to be granted to:

(i)	Mr Todd Hannigan (and/or his nominee(s)) is up to 478,000 RSUs pursuant to Resolution 2; and

(ii)	Mr Anastasios Arima (and/or his nominee(s)) is up to 956,000 RSUs pursuant to Resolution 3.

(d)	The material terms of the RSUs are detailed in Schedule 2.

(e)	The RSUs will be issued no later than one month after the date of the Meeting (or such later date to the extent permitted by any ASX waiver or modification of the Listing Rules).

(f)	The RSUs will be granted for nil consideration. Accordingly, no funds will be raised by the issue of the RSUs.

(g)
The RSUs are being issued to Messrs Hannigan and Arima as part of their Director compensation arrangements. The Company considers the issuance of RSUs to be a cost effective way to provide compensation benefits to Directors, and to align the Directors interests with the interest of Shareholders, which will allow the Company to spend a greater proportion of its cash reserves on its operations than it would if alternative cash forms of remuneration were given to Messrs Hannigan and Arima.

(h)	The current remuneration package of:

(i)
Mr Todd Hannigan consists of fees of US$250,000 per annum and a discretionary performance bonus target of up to US$125,000 per annum upon the achievement of relevant KPIs. In addition, Mr Todd Hannigan has previously been granted 3,500,000 Performance Rights (that vest upon the Company achieving a 30-day VWAP of at least A$4.00 per Share and expiring 23 April 2026); and

(ii)
Mr Anastasios Arima consists of a salary of US$400,000 per annum and a discretionary performance bonus target of up to US$240,000 per annum upon the achievement of relevant KPIs. In addition, Mr Anastasios Arima has previously been granted 6,000,000 Performance Rights (2,000,000 Performance Rights that vest upon the Company achieving a 30-day VWAP of at least A$2.00 per Share, 2,000,000 Performance Rights that vest upon the Company achieving a 30-day VWAP of at least A$3.00 per Share, and 2,000,000 Performance Rights that vest upon the Company achieving a 30-day VWAP of at least A$4.00 per Share, expiring 23 April 2026).

(i)	There is no agreement associated with the grant of the RSUs.

(j)	A voting exclusion statement is included in the Notice for Resolutions 2 and 3.

4.8	Board recommendation

The Board (excluding Mr Todd Hannigan) recommends that Shareholders vote in favour of Resolution 2.

The Board (excluding Mr Anastasios Arima) recommends that Shareholders vote in favour of Resolution 3.

Schedule 1

Definitions

In the Notice and this Explanatory Memorandum words importing the singular include the plural and vice versa.

15% Placement Capacity has the meaning given in Section 3.3.

A$ means Australian Dollars.

ADR means an American Depositary Receipt.

ASX means ASX Limited (ACN 008 624 691) and, where the context permits, the Australian Securities Exchange operated by ASX.

AWST means Australian Western Standard Time, being the time in Perth, Western Australia.

Board means the board of Directors.

CAP means Compensation Advisory Partners.

CEO means the chief executive officer of the Company.

Chair means the person appointed to chair the Meeting, or any part of the Meeting, convened by the Notice.

Closely Related Party has the meaning given in section 9 of the Corporations Act.

Company means IperionX Limited (ACN 618 935 372).

Director means a director of the Company.

Equity Security has the same meaning as in the Listing Rules.

Explanatory Memorandum means the explanatory memorandum which forms part of the Notice.

Key Management Personnel has the same meaning as in the accounting standards issued by the Australian Accounting Standards Board and means those persons having authority and responsibility for planning, directing and controlling the activities of the Company, or if the Company is part of a consolidated entity, of the consolidated entity, directly or indirectly, including any Director (whether executive or otherwise) of the Company, or if the Company is part of a consolidated entity, of an entity within the consolidated group.

Listing Rules means the listing rules of ASX.

LTI means long-term incentive.

Managing Director means the managing director of the Company.

Meeting has the meaning in the introductory paragraph of the Notice.

Nomination and Remuneration Committee means the nomination and remuneration committee established by the Company.

Notice means the notice of meeting which comprises of the notice, agenda, Explanatory Memorandum and Proxy Form.

Placement has the meaning given in Section 3.1.

Placement Participants has the meaning given in Section 3.1.

Potential Retirement Benefits has the meaning given in Section 4.2.

Proxy Form means the proxy form attached to the Notice.

Resolution means a resolution contained in the Notice.

RSU means an unquoted restricted stock unit that converts into a Share in the capital of the Company.

Schedule means a schedule to this Explanatory Memorandum.

Section means a section of this Explanatory Memorandum.

Share means a fully paid ordinary share in the capital of the Company.

Shareholder means a holder of one or more Shares in the Company.

STI means short-term incentive.

U.S. or the United States means the United States of America, its territories and possessions, any state of the United States and the District of Columbia.

US$ means United States Dollars.

VWAP means volume weighted average price.

Schedule 2

Terms and Conditions of RSUs

Offer of RSUs

1.1
Each RSU confers an entitlement to the holder (Holder) to be provided with one fully paid ordinary Share in the Company (Share) at no cost, upon the satisfaction of the Vesting Conditions (described below) specified by the Board in relation to that RSU.

Number of RSUs and Expiry Date

1.2	The number of RSUs and Expiry Date for each are as follows:

Holder	Number of RSUs	Expiry Date
Mr Todd Hannigan	478,000	31 December 2027
Mr Anastasios Arima	956,000	31 December 2027

Vesting Conditions

1.3	Subject to the Holder's continuous service to the Company at the applicable vesting date:

(a)	one third of the RSUs issued to the Holder will vest on 31 December 2024;

(b)	one third of the RSUs issued to the Holder will vest on 31 December 2025; and

(c)	one third of the RSUs issued to the Holder will vest on 31 December 2026,

(each a Vesting Condition).

1.4	If:

(a)
the Holder is either removed as a director of the Company, or is not re-elected as a director of the Company after having notified the Board of their willingness to be re-elected, in either case for any reason other than the Holder having become disqualified or prohibited by law from being or acting as a director or from being involved in the management of a company; or

(b)
the Holder resigns as a director of the Company as a result of the Company’s breach of any of the terms of Holder’s letter of appointment as a director, or failure to obtain the necessary approvals for any annual grant RSUs; or

(c)	the Holder dies or resigns as a director of the Company as a result of Holder’s total and permanent disablement,

(each a Qualifying Termination), then subject to the Company obtaining the approval of shareholders of the Company pursuant to the Corporations Act, then all RSUs that would have vested within one year after the Qualifying Termination shall vest on the date of the Qualifying Termination, and the Qualifying Termination shall be considered a Vesting Condition with respect to such RSUs.

1.5	RSUs will only vest and entitle the Holder to be issued Shares if the applicable Vesting Condition has been satisfied prior to the Expiry Date or waived by the Board.

Satisfaction of Vesting Condition

1.6
The Board will determine in its sole discretion whether (and, where applicable, to what extent) the Holder has satisfied the Vesting Conditions applicable to the RSUs. As soon as practicable after making that determination the Board must allot and issue, or transfer, the number of Shares for which the Holder is entitled to acquire upon satisfaction of the Vesting Conditions for the relevant number of RSUs held in accordance with clause 1.7.

Lapse of RSUs

1.7	The Expiry Date for each RSU will be as determined by the Board in its sole and absolute discretion.

1.8	Where RSUs have not satisfied the Vesting Condition prior to the Expiry Date, those RSUs will automatically lapse.

Timing of the Issue of Shares and Quotation

1.9	The Company must within twenty (20) business days after the later of the following:

(a)	the satisfaction of the Vesting Conditions applicable to the RSUs; and

(b)
when excluded information in respect of the Company (as defined in section 708A(7) of the Corporations Act) (if any) ceases to be excluded information, provided that in no event will the shares be issued to a Holder subject to Section 409A of the US Internal Revenue Code be issued later than March 15 of the year following the year that includes satisfaction of the Vesting Conditions. If there is no such information, the relevant date will be the date the relevant Vesting Conditions are satisfied pursuant to clause 1.4;

the Company will:

(c)	allot and issue the Shares pursuant to the vesting of the RSUs;

(d)
as soon as reasonably practicable and if required, give ASX a notice that complies with section 708A(5)(e) of the Corporations Act, or, if the Company is unable to issue such a notice, lodge with ASIC a prospectus prepared in accordance with the Corporations Act and do all such things necessary to satisfy section 708A(11) of the Corporations Act to ensure that an offer for sale of the Shares does not require disclosure to investors; and

(e)	apply for official quotation on ASX of Shares issued pursuant to the vesting of the RSUs.

1.10
Notwithstanding clause 1.7 above, solely with respect to Holders who are not U.S. residents or to the extent such does not otherwise violate Code Section 409A, the Company’s obligation to issue such Shares pursuant to clause 1.9(d) shall be postponed if such Holder at any time after the relevant Vesting Conditions are satisfied pursuant to clause 1.4 elects for the Shares to be issued to be subject to a holding lock for a period of twelve (12) months. Following any such election:

(a)	the Shares to be issued or transferred will be held by such Holder on the Company's issuer sponsored sub-register (and not in a CHESS sponsored holding);

(b)	the Company will apply a holding lock on the Shares to be issued or transferred and such Holder is taken to have agreed to that application of that holding lock;

(c)	the Company shall release the holding lock on the Shares on the earlier to occur of:

(i)	the date that is twelve (12) months from the date of issue of the Share; or

(ii)	the date the Company issues a disclosure document that qualifies the Shares for trading in accordance with section 708A(11) of the Corporations Act; or

(iii)	the date a transfer of the Shares occurs pursuant to clause 1.10(d) of these terms and conditions; and

(d)
Shares shall be transferable by such Holder and the holding lock will be lifted provided that the transfer of the Share complies with section 707(3) of the Corporations Act and, if requested by the Company, the transferee of the Shares agrees by way of a deed poll in favour of the Company to the holding lock applying to the Shares following its transfer for the balance of the period in clause 1.10(c).

Shares Issued

1.11	Shares issued on the satisfaction of the Vesting Conditions attaching to the RSUs rank equally with all existing Shares.

Quotation of the Shares Issued on Exercise

1.12	If admitted to the official list of ASX at the time, application will be made by the Company to ASX for quotation of the Shares issued upon the vesting of the RSUs.

Reorganisation

1.13
If there is any reorganisation of the issued share capital of the Company, the terms of RSUs and the rights of the Holder who holds such RSUs will be varied, including an adjustment to the number of RSUs, in accordance with the ASX Listing Rules that apply to the reorganisation at the time of the reorganisation.

Holder Rights

1.14	A Holder who holds RSUs is not entitled to:

(a)	notice of, or to vote or attend at, a meeting of the Shareholders; or

(b)	receive any dividends declared by the Company,

(c)	any right to a return of capital, whether in winding up of the Company, upon a reduction of capital in the Company or otherwise;

(d)	participate in any new issues of securities offered to Shareholders during the term of the RSUs, or

(e)	cash for the RSUs or any right to participate in surplus assets of profits of the Company on winding up,

unless and until the RSUs are satisfied and the Holder holds Shares.

Pro Rata Issue of Securities

1.15
If during the term of any RSU, the Company makes a pro rata issue of securities to the Shareholders by way of a rights issue, a Holder shall not be entitled to participate in the rights issue in respect of any RSUs, only in respect of Shares issued in respect of vested RSUs.

1.16
A Holder will not be entitled to any adjustment to the number of Shares they are entitled to or adjustment to any Vesting Conditions which is based, in whole or in part, upon the Company’s share price, as a result of the Company undertaking a rights issue.

Adjustment for Bonus Issue

1.17
If, during the term of any RSU, securities are issued pro rata to Shareholders generally by way of bonus issue, the number of Shares to which the Holder is then entitled, shall be increased by that number of securities which the Holder would have been issued if the RSUs then held by the Holder were vested immediately prior to the record date for the bonus issue.

Change of Control

1.18	For the purposes of these terms and conditions, a "Change of Control Event" occurs if:

(a)
the Company announces that its Shareholders have at a Court convened meeting of Shareholders voted in favour, by the necessary majority, of a proposed scheme of arrangement (excluding a merger by way of scheme of arrangement for the purposes of a corporate restructure (including change of domicile, or any reconstruction, consolidation, sub-division, reduction or return) of the issued capital of the Company) and the Court, by order, approves the scheme of arrangement;

(b)	a Takeover Bid (as defined in the Corporations Act):

(i)	is announced;

(ii)	has become unconditional; and

(iii)	the person making the Takeover Bid has a Relevant Interest (as defined in the Corporations Act) in fifty percent (50%) or more of the issued Shares;

(c)	any person acquires a Relevant Interest in fifty and one-tenths percent (50.1%) or more of the issued Shares by any other means; or

(d)
the announcement by the Company that a sale or transfer (in one transaction or a series of related transactions) of the whole or substantially the whole of the undertaking and business of the Company has been completed.

1.19
Where a Change of Control Event has (i) occurred or (ii) been announced by the Company and, in the opinion of the Board, will or is likely to occur, all granted RSUs which have not yet vested or lapsed shall automatically and immediately vest, regardless of whether any Vesting Conditions have been satisfied.

Quotation

1.20	The Company will not seek official quotation of any RSUs.

RSUs Not Property

1.21	A Holder's RSUs are personal contractual rights granted to the Holder only and do not constitute any form of property.

No Transfer of RSUs

1.22
Unless otherwise determined by the Board, RSUs cannot be transferred to or vest in any person other than the Holder, provided that upon the death of the Holder, any shares that have not yet been issued with respect to vested RSUs (including RSUs that vest on the Holder’s death) shall be issued to the representative of the Holder’s estate.